EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31 2002	Year Ended December 31
		2001	2000	1999	1998	1997
	(in millions, except ratios)
Earnings
Income (Loss) Before Income Taxes	$103.1	$825.1	$865.6	$(165.5)	$920.2	$916.7
Fixed Charges	42.8	189.0	197.1	155.2	138.3	101.1

Adjusted Earnings	$145.9	$1,014.1	$1,062.7	$(10.3)	$1,058.5	$1,017.8

Fixed Charges
Interest and Debt Expense	$38.4	$169.6	$181.8	$137.8	$119.9	$84.9
Amortization of Deferred Debt Costs	0.8	7.1	2.4	2.4	3.3	0.7
Portion of Rents Deemed Representative of Interest (a)	3.6	12.3	12.9	15.0	15.1	15.5

Total Fixed Charges	$42.8	$189.0	$197.1	$155.2	$138.3	$101.1

Ratio of Earnings to Fixed Charges	3.4	5.4	5.4	(0.1)	7.7	10.1

(a)	Generally deemed to be one-third of rental expense.